USMetals, Inc.
4535 W. Sahara Avenue, Suite 200
Las Vegas, NV 89102
(702)933-4034
January 29, 2014

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission

Re:	SEC staff comment letter dated September 30, 2013 USMetals, Inc. Registration Statement on Form S-1 Filed September 4, 2013 File No. 333-190978

Dear Mr. Reynolds:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) USMetals, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of its Registration Statement on Form S-1 (File No. 333-190978) originally filed with the Securities & Exchange Commission (the “Commission”) on September 4, 2013, together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was not declared effective and no shares were sold pursuant to the Registration Statement.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  Please e-mail a copy of the order to the undersigned at:

Robert@uscorpgold.com with a copy to the Company’s legal counsel, Dennis Brovarone, Dbrovarone@aol.com   in accordance with Rule 457 (p) under the Securities Act, the Company requests that any fees paid to the Commission subject to refund in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact Dennis Brovarone at (303) 466-4092.

Very truly yours,

/s/ Robert Dultz
Robert Dultz
USMetals, Inc.
President